SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	December 8, 2003 at 7.00 GMT

Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 Fin-00101 Helsinki, Finland Tel. +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso to restructure its forest ownership

Sweden

HELSINKI, Finland - Stora Enso (NYSE:SEO) today announced that Stora Enso’s Board of Directors has approved a plan to restructure ownership of the Group’s forestlands in Sweden. The plan is a further step in the Group’s strategy of freeing up capital and increasing financial flexibility in order to develop its core businesses paper, packaging and forest products.

The Swedish forestlands provide about 30% of Stora Enso’s wood supply in Sweden. The forthcoming transaction will be structured so as to secure the supply of wood to the Group’s Swedish mills.

Stora Enso’s partner in this transaction will be Korsnäs, a Swedish forest industry company controlled by the Kinnevik Group. The Swedish forests of Stora Enso and Korsnäs will be transferred to a new company named Bergvik Skog AB to be established by Stora Enso and Korsnäs, which will retain minority shareholdings of 44.9% and 5% respectively in the new company. The rest of the company’s shares will be placed with institutional investors. Bergvik Skog will also be financed with a syndicated bank loan (arrangers Handelsbanken and Nordea), and its debt/equity ratio will be about 60/40. It is intended to close the deal during the first quarter of 2004.

Stora Enso will transfer to the new company its 1.9 million hectares of Swedish forests (of which 1.5 million hectares is productive forestland) and Korsnäs its 0.4 million hectares (of which 0.3 million hectares is productive forestland). Bergvik Skog will enter into long-term wood sale contracts to grant Stora Enso and Korsnäs approximately 5.5 million cubic metres (solid under bark) per year of cutting rights at market prices. Bergvik Skog will maintain the former owners’ environmental certifications and sustainable forestry policies.

Stora Enso Wood Supply Sweden will remain responsible for the Group’s wood procurement and supply for its Swedish mills, and will administer the harvesting and silviculture activities pertaining to the long-term supply contracts.

Bergvik Skog will have about fifty employees. The personnel of the new company will be recruited from the present Stora Enso and Korsnäs employees. Torbjörn Larsson, M.Sc. in Forestry and MBA, has been appointed Managing Director of the company. He has more than twenty years of managerial experience within the forestry sector, most recently as Head of Human Resources at Korsnäs.

The enterprise value of Bergvik Skog is SEK 18 billion (EUR 2 billion, exchange rate SEK/EUR 9.00) and the turnover approximately SEK 1 900 million (EUR 211 million). The return on risk capital of the new company is expected to be around 9-10%.

Financial effect of the Swedish transaction

The restructuring of Swedish forestlands will have the following financial effects on Stora Enso: capital employed will be reduced by EUR 1 345 million and the equity of Stora Enso will increase by EUR 257 million; the deferred tax liability will be reduced by EUR 219 million; cash proceeds from the transaction are forecast to be EUR 1 260 million. The proceeds will be used to further develop the Group’s core business areas.

Bergvik Skog AB will be accounted as an associated company in the Group’s accounts.

Nordea is acting as the financial advisor for the transaction.

Canada

Stora Enso also plans to sell its 146 000 hectares of forestland in Ontario, Canada. The market valuation and preliminary bids indicate a capital loss on the sale, which will be accounted for in the fourth quarter of 2003. The book value is CAD 51 million (EUR 33 million).

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

PRESS CONFERENCES

On Monday 8 December you are most welcome to participate in the:

PRESS CONFERENCE held in Swedish in STOCKHOLM at the World Trade Center, Conference Centre, Klarabergsviadukten 70, meeting room “Atlanta” at 11.00 Swedish time.

The conference will be hosted by Björn Hägglund, Deputy CEO of Stora Enso, Vigo Carlund, CEO of Kinnevik and Torbjörn Larsson, CEO designate of Bergvik Skog AB.

PRESS CONFERENCE held in Swedish in FALUN at the conference centre “Kopparberget Konferens”, Gruvan, at 11.00 Swedish time.

The conference will be hosted by Johan Lindman Senior Vice President, Stora Enso Wood Supply Sweden; Charlotte Gessler, Communications Officer, Stora Enso Wood Supply Sweden; Leif Lundberg, Forest Director, Korsnäs AB and Torbjörn Carlsson, Bergvik Skog AB.

The presentation material will be available at www.storaenso.com/investors at 10.00 CET (9.00 GMT).

In addition, there will be a TELEPHONE CONFERENCE at 17.00 CET (16.00 GMT), held in English hosted by Deputy CEO Björn Hägglund. To participate in the conference call please dial +44 20 7784 1017 from Europe or 718 354 1158 within the USA some five minutes prior to the conference and quote “Stora Enso”.

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at http://www.storaenso.com/images

Direct link to selected pictures: http://www.storaenso.com/pressimage.asp?ID=HA

www.storaenso.com

www.storaenso.com/forestfacts/se

www.kinnevik.se

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso sales totalled EUR 12.8 billion in 2002. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of paper and board annual production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: December 9, 2003